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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SAFLINK Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

786578104

(CUSIP Number)

Ellyn Roberts, Esq.

Shartsis Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,928,575
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,928,575

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,575

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 29.74%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,928,575
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,928,575

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,575

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 29.74%

14. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,928,575
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,928,575

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,928,575

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 29.74%

14. Type of Reporting Person (See Instructions) CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,215,730
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,215,730

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,730

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 16.03%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of SAFLINK Corporation (the "Issuer"). The principal executive office of the Issuer is located at 18650 N.E. 67th Court, Redmond, VA 98052

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp"), and Micro Cap Partners, L.P. (collectively, the "Filers").

(b) The business address of the Filers is
470 University Avenue, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of and investment adviser to Micro Cap Partners, L.P. and other investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the president and principal member of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

Micro Cap Partners, L.P.	Working Capital	$1,236,000 (1)
PAI LLC	Funds Under Management	$764,000 (1)

(1) Aggregate purchase price Filers paid for (a) 1,428 shares of the Issuer's Series E convertible preferred stock convertible into 1,428,575 shares of the Stock, (b) 1,428,575 Series A Warrants convertible into 1,428,575 shares of the Stock and (c) 285,718 Series B Warrants, convertible into 285,718 shares of the Stock, all of which were purchased from the Issuer in a private placement. As reported herein, the Filers subsequently sold a portion of the Series A and B Warrants.

Item 4. Purpose of Transaction

The Stock was acquired for investment. In the future, the Filers may decide to purchase additional shares of Stock, or sell part or all of their current holdings of Stock. None of the Filers has any plans or intentions that would relate to or result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of the Issuer's securities;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of the Issuer's assets or those of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those listed above.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. PAI LLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client, other than Micro Cap Partners, L.P., holds more than 5% of the outstanding Stock.

PAI LLC, on behalf of Micro Cap Partners, L.P. and other client accounts, effected the following transactions in Series A and Series B Warrants to acquire the Stock in a private placement on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since the date on the cover page of the last amendment of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Underlying Shares	Price Per Share

PAI LLC	S	01/08/02	487,735	See Note 1
Micro Cap Partners, L.P.	S	01/08/02	726,558	See Note 1

Note 1: These transactions consisted of the sale by the Filers of warrants to purchase the number of shares of the Issuer's common stock listed above. The warrants were sold at their exercise price of $0.25 per share.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of Micro Cap Partners, L.P. pursuant to an Agreement of Limited Partnership that grants to PAI LLC the authority, among other things, to invest the funds of Micro Cap Partners, L.P. in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Micro Cap Partners, L.P. Pursuant to such Agreement of Limited Partnership, the general partner of Micro Cap Partners, L.P. is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2002

William L. Edwards	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President
PALO ALTO INVESTORS, a California corporation By: William L. Edwards	MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President